Exhibit 10(b)

TRW Operational Incentive Plan (OIP)
Effective January 1, 2002

Plan Summary
The TRW Operational Incentive Plan (OIP) is an annual compensation plan for certain key employees of the corporation. The Plan provides different incentive payment levels to recognize that individuals with the greatest control over decisions should have a higher percentage of their compensation at risk.

Participation
Participation in the Operational Incentive Plan is limited to those individuals who are in leadership positions and whose performance can significantly affect the financial and strategic goals of the organization. Participants are assigned an incentive level from I to III predicated upon their performance, the nature of the job and reporting relationship. OIP I participation is limited to members of the Management Committee; OIP II participation is generally limited to direct reports of Management Committee members. OIP III participation is normally limited to direct reports to OIP IIs, but may include other Director level general management, technical and functional positions.

OIP III participation requires the approval of the Business Unit President or a Business Support Center Executive Vice President. OIP I and II participation requires the approval of the CEO of TRW.

Goals
Each year, financial and strategic goals for the Business Units and TRW overall are selected by the CEO as the basis for determining OIP incentive payments. The financial goals are derived from the organization's operating plan. Strategic goals are generally qualitative and reflect TRW priorities, behaviors and key initiatives.

The goals are weighted to reflect their relative importance with financial goals generally weighted at 80% and strategic goals at 20%. Goals and weightings may change from year to year to reflect the priorities of the business.

Organization Performance Evaluation and Incentive Guideline
At the end of each plan year, the CEO evaluates Company and Business Unit performance. The evaluation is based on an overall assessment of each organization's performance and considers a number of factors including:

• Absolute performance to the financial goals as well as an assessment of the difficulty of achieving the goals in light of market conditions

• Qualitative assessment of performance to the strategic goals

• External business and economic factors that may have positively or negatively affected performance

• Organization performance relative to companies in similar industries

• Progress made in strategically positioning the business

• The view of external constituents, e.g. shareholders, customers and the investment community

Based on this assessment, the CEO determines a performance score for the organization. The score is converted to an incentive guideline for each OIP level in accordance with the incentive payment matrix (Exhibit I).

Business Unit Presidents will generally follow the same process for subordinate units.

Individual Incentive Payments

Individual incentive payments are based on the participant's overall performance relative to the incentive guideline for the unit. The incentive is stated as a percent and is applied to the participant's actual base salary for the plan year. It is expected that individual incentives will vary significantly around the guideline to reflect actual performance; however, the total of all individual incentive payments for each OIP level in the unit cannot exceed the guideline for that OIP level. Incentive payments are normally paid in February following the end of the plan year.

Legal and Ethical Conduct

Legal and ethical conduct is an overarching goal. In no case will an incentive be paid to any individual who does not meet the company's standards.

New Hires and Terminations

New participants in the Plan will be eligible to receive a prorated incentive if they have worked a significant portion of the year.

Unless approved by a member of the Management Committee, participants whose employment is terminated before the end of the year will not be eligible for an incentive payment for that year.

Salary

Salary is determined as a separate component of pay reflecting the level of the duties and responsibilities of the position, the participant's overall performance and experience, internal relationships and external market practices for similar positions in similar industries.

Salary increases are based on individual performance and are normally determined in February.

Participation in Other Incentive Plans

Participants in the Operational Incentive Plan are excluded from participation in any other annual incentive compensation plans such as profit sharing, gainsharing, award fee sharing, task achievement, sales incentive plans, etc. OIP II participants are also excluded from receiving additional "special awards" unless the CEO of TRW approves such awards in advance.

If an OIP participant is required by law to participate in a non-OIP incentive plan, i.e. a legally mandated profit sharing plan, the OIP incentive payment, if any, will be reduced by the amount paid under the legally mandated plan.

Reservation of Rights

The TRW Operational Incentive Plan is subject to change or termination, without notice, in the sole discretion of TRW. Nothing herein confers on any employee any rights to continued employment with TRW, rights to any payment under the OIP or to any particular benefits. Further, nothing herein entitles any employee to participate in the OIP.